UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No.28876/ August 26, 2009

In the Matter of   :
                                                              :
MORGAN STANLEY AMERICAN FRANCHISE FUND   :
c/o Morgan Stanley Investment Advisors Inc.   :
522 Fifth Ave.   :
New York, NY 10036   :
                                                              :
(811-21699)   :
                                                              :

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Morgan Stanley American Franchise Fund filed an application on
June 17, 2009, requesting an order under section 8(f) of the
Act declaring that it has ceased to be an investment company.

On July 31, 2009, a notice of filing of the application was
issued (Investment Company Act Release No. 28840). The notice
gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be
issued unless a hearing was ordered. No request for a hearing
has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis
of the information set forth in the application, that
applicant has ceased to be an investment company.
Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's
registration under the Act shall forthwith cease to be in
effect.

For the Commission, by the Division of Investment Management,
under delegated authority.

                                        Florence E. Harmon
                                         Deputy Secretary